As filed with the Securities and Exchange Commission on October 10, 2003
                                                        Commission File No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                SUN BANCORP, INC.
                       ----------------------------------
             (Exact name of registrant as specified in its charter)

                                               226 Landis Avenue
                                           Vineland, New Jersey 08360
      New Jersey                                 (856) 691-7700                         52-1382541
-----------------------------------------------------------------------------------------------------------
(State or other jurisdiction            (Address, including zip code, and            (I.R.S. employer
of incorporation or organization)     telephone number, including area code,      identification number)
                                   of registrant's principal executive offices)

                              Mr. Thomas A. Bracken
                      President and Chief Executive Officer
                                Sun Bancorp, Inc.
                                226 Landis Avenue
                           Vineland, New Jersey 08360
                                 (856) 691-7700
           ---------------------------------------------------------
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                  Please send copies of all communications to:
    John J. Spidi, Esq.                        V. Gerard Comizio, Esq.
    James C. Stewart, Esq.                     Matthew Dyckman, Esq.
    Malizia Spidi & Fisch, PC                  Thacher Proffitt & Wood LLP
    1100 New York, N.W., Suite 340 West        1700 Pennsylvania Avenue, N.W., Suite 800
    Washington, D.C. 20005                     Washington, D.C. 20006
    (202) 434-4660                             (202) 347-8400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |_| __________

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_| __________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_| __________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                                    CALCULATION OF REGISTRATION FEE
------------------------------------ ------------------ ----------------------------- -------------------------- -------------------
Title of each
class of securities                     Amount to be          Proposed maximum             Proposed maximum              Amount of
to be registered                         registered      offering price per unit (1)   aggregate offering price     registration fee
------------------------------------ ------------------ ----------------------------- -------------------------- -------------------
Common Stock, $1.00 par value         1,495,000 shares             $23.30                     $34,833,500                $2,818.03

------------------------------------ ------------------ ----------------------------- -------------------------- -------------------

(1) Estimated pursuant to Rule 457(c) solely for purposes of calculating amount of registration fee based on the average of the high and low sales price of the Common Stock as reported by the Nasdaq National Market on October 3, 2003.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.

PROSPECTUS
                     SUBJECT TO COMPLETION, DATED OCTOBER 10, 2003



                                1,300,000 SHARES


                                     [LOGO]


                                SUN BANCORP, INC.

                                  COMMON STOCK


     We are offering 1,300,000 shares of our common stock. Our common stock is currently traded on the Nasdaq National Market under the symbol "SNBC." The last reported sale price of the common stock on the Nasdaq National Market on October 9, 2003 was $23.25 per share.

     Sun Bancorp directors and executive officers have indicated that they intend to purchase up to approximately ______ shares of common stock in this offering.

     INVESTMENT IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                                                                                PER SHARE     TOTAL
                                                                                ---------     -----
Price to Public................................................................ $              $

Underwriting Discount.......................................................... $              $

Proceeds before expenses, to Sun Bancorp, Inc.................................. $              $

         We have granted the underwriters a 30-day option to purchase up to 195,000 additional shares of common stock at the same price and on the same terms, solely to cover over-allotments, if any.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THESE   SECURITIES  ARE  NOT  SAVINGS   ACCOUNTS,   DEPOSITS  OR  OTHER
OBLIGATIONS OF ANY BANK AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         The underwriters expect to deliver common stock to purchasers against payment in New York, New York on or about ________, 2003, subject to customary closing conditions.

                             ______________________

                        SANDLER O'NEILL & PARTNERS, L.P.
                             ______________________

               The date of this Prospectus is __________ __, 2003.

                         [MAP OF MARKET AREA TO GO HERE]

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Summary...................................................................... 1
Risk Factors................................................................. 7
Special Note of Caution Regarding
  Forward-Looking Statements.................................................10
Use of Proceeds..............................................................11
Price Range of Our Common Stock and
  Dividends..................................................................11
Capitalization...............................................................13
Management...................................................................14
Description of Our Common Stock..............................................18
Underwriting.................................................................21
Legal Matters................................................................23
Experts......................................................................23
Where You Can Find More Information..........................................23
Documents Incorporated by Reference..........................................24

                          ___________________________

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

     The following is a summary of information contained elsewhere in this prospectus and in the documents incorporated by reference. To understand the stock offering fully, you should read this entire prospectus carefully along with the documents incorporated by reference.

     We use the terms "we", "us," "our" and "Sun Bancorp" to refer to Sun Bancorp, Inc. We use the term "Sun Bank" and "Bank" to refer to our principal subsidiary, Sun National Bank, headquartered in Vineland, New Jersey. In some cases, a reference to "we" will include the Bank.

                                SUN BANCORP, INC.

     We are a multi-state bank holding company headquartered in Vineland, New Jersey. Our principal subsidiary is Sun Bank. At June 30, 2003, we had total assets of $2.231 billion, total deposits of $1.746 billion and total shareholders' equity of $156.2 million. We provide a wide variety of community banking services through 70 full service branches in 12 counties in central and southern New Jersey, as well as in the contiguous markets of New Castle County, Delaware, and Philadelphia, Pennsylvania.

     We seek to be the premier community bank in every community we serve. To accomplish this, we offer comprehensive deposit taking, financial and lending services to our customers and our marketplace, particularly commercial and industrial loans and commercial real estate loans to small and mid-sized businesses. We provide relationship-based customer-service across three functional business lines:

         - Commercial Banking - serving mid-sized businesses;
         - Business Banking - focusing on small businesses; and
         - Community Banking - serving consumers through our branches.

     We deliver our products and services in each business line on a coordinated basis throughout each of our Regional Banking Groups. Each Regional Banking Group has local management and experienced loan origination and credit professionals focused on serving the specific needs of the market area. This structure allows us to deliver the full range of our services and build lasting relationships with our customers. Local decision-making and our streamlined management structure make us responsive, flexible and highly customer-focused and enables us to better serve our customers.

OUR MARKET AREA

     We serve the markets consisting of the 12 counties of central and southern New Jersey, as well as the contiguous markets of New Castle County, Delaware and Philadelphia, Pennsylvania. We believe these markets are attractive and have strong growth potential. Our markets are home to a diverse pool of businesses and industries, and a very densely populated consumer base. Our market area is also home to commuters working in New Jersey suburban areas, New York, Philadelphia and Delaware.

     According to current census data, eight of the ten fastest growing counties in New Jersey (based on population) are within our market area. Small businesses (those with 20 to 49 employees) within our market area are increasing at twice the rate as the rest of New Jersey and business growth in our market area averaged 30% higher than New Jersey as a whole. We also believe that the greater Wilmington, Delaware market, which we serve through our branches in New Castle County, Delaware, has many of the same attributes and positive trends as our New Jersey market.

     We are the only bank in the central and southern New Jersey market that has branches located in all 12 counties. We are one of only three financial institutions with over $2 billion in total assets headquartered in those counties. Many of the companies that we compete with in our market area are either larger banks headquartered outside of New Jersey or smaller institutions that have limited market coverage and do not offer our full suite of products.

     Given the growth potential in the central and southern New Jersey market where we are headquartered and maintain a significant presence and focus, we believe that we are well positioned to capitalize on these trends. We feel we are advantaged, through our strategy of relationship banking, delivery of our services through locally managed, functional business lines with local decision-making authority and active community involvement, over many of our competitors who are not locally based or who lack the resources of a $2 billion community bank.

OUR STRATEGY

     Our goal is to be the premier community bank in every community we serve. In early 2001, we assembled a new management team, led by our President and Chief Executive Officer, Tom Bracken, to direct our strategic focus and develop the fundamental banking business on which we have built, and are continuing to build, our franchise. Our leadership team is comprised of experienced bankers with proven track records in building commercial banking franchises in New Jersey and who have previously worked together to develop a successful banking franchise in New Jersey. As part of our new strategic focus, we have sought to manage our overall growth, reposition our balance sheet, improve capital ratios at both Sun Bancorp and Sun Bank and improve profitability by streamlining our corporate structure and rationalizing our branch network.

     We believe that our financial performance already reflects the benefits of our new strategic focus and the addition of our new management team. During the past three years since our new management team was assembled, we have repositioned our balance sheet and rebuilt our infrastructure. As a result of these efforts, net income, excluding net gains on branch sales, has increased for eight consecutive quarters, total deposits have grown from $1.572 billion at December 31, 2001 to $1.746 billion at June 30, 2003, core deposits (which we define as all deposits other than certificates of deposit) have grown from $1.079 billion to $1.343 billion during that same time period, total loans have grown from $1.103 billion at December 31, 2001 to $1.288 billion at June 30, 2003, our net interest margin has increased from 3.21% at December 31, 2001, to 3.53% at June 30, 2003. Additionally, we have completed the first phase of our branch rationalization program. These objectives have been achieved while maintaining our well-capitalized ratios and managing credit risk and interest rate risk. We continue to remain committed to our near-term initiatives for revenue growth and improved profitability by continuing to grow our relationship banking business, rationalize and improve our branch network and increase fee income.

     Growth of Relationship Banking Business. As part of the implementation of our strategic plan, we have shifted our focus from transactional banking to providing our customers with value-driven products and services designed to create long-term, profitable relationships. Our business is organized across three functional business lines which deliver our products and services on a coordinated basis through our Regional Banking Groups. Each Regional Banking Group focuses on serving the specific needs of its market area and building lasting and profitable relationships with customers. In this way, we are able to deliver to customers the full range of our products and services through management and experienced loan origination and credit professionals who operate solely within that market and are responsive, flexible and highly customer focused.

     Our guiding principle is to become the lead bank for all of our customers' banking needs which requires us to have a variety of fee-generating products or a core deposit relationship with every customer to whom we make a loan. Our plan is to establish and grow our relationship banking business within our market area by continually offering new and existing products that will enhance our banking relationship with our current and prospective customers.

     Branch Franchise Strategy. Beginning in 2001, our new management team began to implement a strategy to maximize our market coverage with the most efficient number of branches. The successful execution of this strategy is being accomplished by selling or consolidating underperforming branches and adding branches in more attractive markets. Since 2001, we have sold five branches, consolidated two branches into existing branch offices and opened two new branch offices. The seven branches that were sold or consolidated had an average deposit size of approximately $12 million. Our current strategy is to sell or consolidate seven additional branches with an average deposit size of approximately $11 million by early 2004.

     We will  continue  to take  advantage  of  strategic  opportunities  in our marketplace to grow our core business. We expect that the continued consolidation of the banking industry and the customer disruption caused by larger regional bank mergers will provide opportunities to expand our operations and increase our market share through branch and whole bank acquisitions as well as from internal growth and de novo branching. In September 2003, we entered into an agreement to acquire eight branch locations with average deposits of $45 million, to assume approximately $360 million in deposits and to purchase approximately $14 million in commercial and consumer loans from New York Community Bank. In connection with the branch acquisition, we will pay a premium of approximately $40 million. We believe that this transaction will enhance our franchise and strengthen our market position in three critical counties. The branch acquisition will increase our deposit market share in Atlantic County from fourth to third with approximately 14% market share, improve our deposit market share in Camden County from thirteenth to seventh, and give us a second branch in Gloucester County. We expect to complete this acquisition during the fourth quarter of 2003.

     Growth in Fee Income. We believe that we can increase both our customer base and our share of customers' financial services business, achieve our goal of becoming the lead bank for all of our customers' banking needs, increase our profitability and diversify our income stream by delivering a wider range of fee-based financial services products. Our fee income strategy is designed to provide a more diverse menu of products to our increasing customer base. To date, we have enhanced our existing fee-generating products and are exploring additional products and services as part of our ongoing process of innovation. In addition, we have hired new relationship managers with extensive experience in lending and cross-selling these products and services in our market area.

     Building Our Infrastructure. We intend to continue to upgrade our technology and facilities to create a platform that will allow us to better serve our customers. Since 2001, our new management team has invested significant resources in upgrading our information technology to facilitate information sharing across our business lines and throughout our Regional Banking Groups. Improvements to our technology platform and facilities will also create an infrastructure which will complement our branch franchise strategy and enable us to more efficiently deliver products and services.

     Our executive offices are located at 226 Landis Avenue, Vineland, New Jersey 08360, and our telephone number is (856) 691-7700. Our website is www.sunnb.com. Information on our website should not be treated as part of this
-------------
prospectus.


                                  THE OFFERING

       Common stock offered........................................    1,300,000 shares(1)

       Common stock outstanding after this offering................    13,064,679 shares(2)

       Net proceeds ...............................................    The  net  proceeds   from  this   offering  will  be
                                                                       approximately     $____    million    without    the
                                                                       underwriters' over-allotment option.

       Use of proceeds.............................................    We intend  to  contribute  substantially  all of the
                                                                       proceeds we receive  from this  offering to Sun Bank
                                                                       to  provide it with  capital  to support  the branch
                                                                       acquisition and any remaining  proceeds will be used
                                                                       for  our  general  corporate   purposes.   Sun  Bank
                                                                       intends to use the  capital  for  general  corporate
                                                                       purposes,    primarily   to   support   the   branch
                                                                       acquisition.

       Dividends on common stock ..................................    Historically,  we have not paid  cash  dividends  on
                                                                       our common  stock.  Our Board of Directors  does not
                                                                       currently  intend to pay cash dividends,  but it may
                                                                       consider  such a policy  in the  future.  We have in
                                                                       the past paid stock dividends.

       Nasdaq National Market symbol...............................    SNBC

       Purchases By Officers and Directors.........................    Our Officers and  Directors  intend to purchase ____
                                                                       shares of our common stock in this offering.

---------------
(1) The number of shares offered assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 1,495,000 shares.

(2) The number of shares outstanding after the offering is based on the number of shares outstanding as of July 30, 2003, and excludes an aggregate of ______ shares reserved for issuance under our stock option plans, of which options to purchase ______ shares at a weighted average exercise price of $______ have been granted and remained outstanding as of ________ __, 2003.

                                  RISK FACTORS

         Before investing, you should carefully consider the matters set forth under "Risk Factors," beginning on page 7.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following is our selected consolidated information. You should read it together with our consolidated financial statements and the notes thereto included in (1) our 2002 Annual Report to Stockholders, which is incorporated by reference into this prospectus as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and (2) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, which is incorporated by reference into this prospectus. See "Documents Incorporated by Reference." The consolidated historical financial and other data at or for the six months ended June 30, 2003 and 2002, may not be indicative of results on an annualized basis or for any other period. In the opinion of management, all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation for such periods or dates have been made.

                                                 AT OR FOR THE SIX
                                                   MONTHS ENDED
                                                    JUNE 30,                      AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                 ------------------        ----------------------------------------------------
                                                 2003          2002        2002        2001        2000        1999        1998
                                                 ----          ----        ----        ----        ----        ----        ----
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED BALANCE SHEET DATA:
  Assets...................................     $2,230,651  $2,048,506  $2,112,172  $1,929,425  $2,002,529  $1,980,861  $1,515,403
  Investment securities....................        729,142     669,515     723,201     647,558     748,559     834,677     621,421
  Loans receivable (net) ..................      1,272,621   1,194,836   1,217,008   1,089,605   1,031,844     901,211     690,002
  Allowance for loan losses................         16,209      14,973      16,408      13,332      10,486       8,472       6,993
  Goodwill and other intangible assets, net         37,605      41,470      39,455      43,637      52,839      60,718      42,961
  Deposits.................................      1,746,121   1,620,801   1,690,462   1,572,338   1,410,867   1,291,326   1,025,398
  Borrowings and securities sold
    under agreements to repurchase.........        235,507     227,027     205,280     160,096     407,279     528,752     337,665
  Guaranteed preferred beneficial interest
    in Company's subordinated debt.........         59,274      49,287      59,274      57,327      57,327      57,838      58,650
  Shareholders' equity.....................        156,150     137,927     145,623     129,960     117,634      91,104      78,333

SELECTED RESULTS OF OPERATIONS DATA:
  Interest income..........................     $   55,174  $   56,233  $  112,894  $  126,825  $  150,656  $  114,254  $   82,789
  Interest expense.........................         19,792      24,770      47,856      70,067      89,408      61,080      45,094
                                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net interest income......................         35,382      31,463      65,038      56,758      61,248      53,174      37,695
  Provision for loan losses................          1,385       2,185       4,175       7,795       2,580       1,989       2,133
                                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net interest income after provision
     for loan losses.......................         33,997      29,278      60,863      48,963      58,668      51,185      35,562
  Other income.............................          7,859       6,058      13,178      10,516       8,183       9,751       7,400
  Other expenses...........................         31,918      28,532      58,965      57,695      54,447      46,955      30,447
                                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Income before income taxes...............          9,938       6,804      15,076       1,484      12,404      13,981      12,515
  Income taxes.............................          3,053       2,094       4,698         156       3,624       4,267       3,736
                                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net income (1)...........................     $    6,885  $    4,710  $   10,378  $    1,328  $    8,780  $    9,714  $    8,784
                                                ==========  ==========  ==========  ==========  ==========  ==========  ==========
PER SHARE DATA:
   Earnings:
     Basic (1).............................     $     0.59  $     0.34  $     0.82  $     0.11  $     0.78  $     0.93  $     1.07
     Diluted (1)...........................           0.55        0.32        0.79        0.11        0.77        0.87        0.94
  Book value...............................          13.27       11.65       12.40       11.17       10.39        8.16        8.58
  Tangible book value......................          10.08        8.26        9.04        7.42        5.72        2.72        3.88
  Weighted average shares outstanding:
     Basic.................................     11,747,718  11,711,772  11,726,387  11,426,991  11,238,179  10,378,976   8,222,496
     Diluted...............................     12,414,672  12,166,420  12,176,718  11,628,044  11,449,918  11,165,914   9,335,586

                                                 AT OR FOR THE SIX
                                                   MONTHS ENDED
                                                     JUNE 30,                     AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                 ------------------        ----------------------------------------------------
                                                 2003          2002        2002        2001        2000        1999        1998
                                                 ----          ----        ----        ----        ----        ----        ----
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
PERFORMANCE RATIOS (2):
  Return on average assets (1).............          0.63%       0.47%       0.50%       0.07%       0.43%       0.58%       0.75%
  Return on average equity (1).............          9.21%       7.18%       7.63%       1.05%       8.85%      11.08%      14.29%
  Net interest margin (3)..................          3.57%       3.45%       3.44%       3.20%       3.31%       3.57%       3.59%
  Interest rate spread (4).................          3.20%       3.00%       3.00%       2.60%       2.72%       3.06%       3.03%
  Efficiency ratio (5).....................         73.81%      76.04%      75.39%      86.21%      78.42%      74.62%      65.89%
  Average interest-earning assets to average
     interest-bearing liabilities..........        118.59%     116.92%     117.81%     115.59%     112.40%     112.70%     113.45%
  Average loans to average deposits........         74.03%      73.48%      72.28%      70.56%      71.50%      71.26%      64.44%

ASSET QUALITY RATIOS:
  Nonperforming loans to net loans (6).....          0.69%       0.93%       1.02%       0.94%       0.47%       0.49%       0.36%
  Nonperforming assets to total assets (7).          0.42%       0.58%       0.63%       0.58%       0.30%       0.25%       0.18%
  Net charge-offs to average total loans...          0.13%       0.07%       0.09%       0.47%       0.06%       0.06%       0.05%
  Total allowance for loan losses to
    total nonperforming loans..............        183.45%     132.88%     131.60%     130.44%     214.83%     193.34%     280.39%
  Total allowance for loan loses to
    total loans receivable ................          1.26%       1.22%       1.33%       1.21%       1.02%       0.96%       1.02%

CAPITAL RATIOS:
  Leverage ratio...........................          7.25%       6.96%       6.84%       6.90%       5.88%       5.18%       4.83%
  Tier 1 risk-based capital ratio..........         10.27%       9.93%      10.14%      10.09%       9.37%       8.57%       7.08%
  Total risk-based capital ratio...........         11.99%      11.35%      12.15%      12.23%      11.37%      10.95%      11.45%

     _____________
     (1) Beginning in 2002, new accounting standards eliminated the amortization of goodwill, which is included in previous years' net income and returns.
     (2)  Ratios are annualized for the six months ended June 30, 2003 and 2002.
     (3)  Net interest income divided by average interest-earning assets.
     (4) Yield on interest-earning assets less average cost of interest-bearing liabilities.
     (5)  Other expenses  divided by net interest  income and other income.
     (6) Nonperforming loans include nonaccrual loans and loans past due 90 days or more and still accruing interest.
     (7) Nonperforming assets are nonperforming loans plus other real estate owned.

                                  RISK FACTORS


     Investing in our common stock involves risks, including the risks described in this prospectus and in the other documents that are incorporated by reference. You should carefully consider the risk factors together with all other information and data included and incorporated by reference in this prospectus before you decide to acquire any common stock.

     OUR LOAN PORTFOLIO INCLUDES A SUBSTANTIAL AMOUNT OF COMMERCIAL AND INDUSTRIAL LOANS AND COMMERCIAL REAL ESTATE LOANS. THE RISK RELATED TO THESE TYPES OF LOANS IS GREATER THAN THE RISK RELATED TO RESIDENTIAL LOANS.

     Our commercial and industrial loan portfolio was $1.082 billion at June 30, 2003, comprising 84% of total loans. Commercial and industrial loans generally carry larger loan balances and involve a greater degree of risk of nonpayment or late payment than home equity loans or residential mortgage loans. Any significant failure to pay or late payments by our customers would hurt our earnings. The increased credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. A significant portion of our commercial real estate and commercial and industrial loan portfolios includes a balloon payment feature. A number of factors may affect a borrower's ability to make or refinance a balloon payment, including the financial condition of the borrower, the prevailing local economic conditions and the prevailing interest rate environment.

     Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may to a greater extent than residential loans be subject to adverse conditions in the real estate market or economy.

     THE CONCENTRATION OF OUR COMMERCIAL AND INDUSTRIAL LOANS IN SPECIFIC BUSINESS SECTORS AND GEOGRAPHIC AREAS EXPOSES US TO THE RISK OF A POSSIBLE ECONOMIC DOWNTURN AFFECTING THOSE SECTORS AND AREAS.

     A significant portion of our commercial and industrial loans are concentrated in the hospitality, entertainment and leisure industries. Many of these industries are dependent upon seasonal business and other factors beyond the control of the industries, such as weather and beach conditions along the New Jersey seashore. Any significant or prolonged adverse weather or beach conditions along the New Jersey seashore could have an adverse impact on the borrowers' ability to repay loans. In addition, because these loans are concentrated in southern and central New Jersey, a decline in the general economic conditions of southern or central New Jersey could have a material adverse effect on our financial condition, results of operations and cash flows.

     THE  FAILURE  TO   SUCCESSFULLY   IMPLEMENT   OUR  BRANCH   FRANCHISE   AND
RATIONALIZATION STRATEGY MAY LIMIT OUR GROWTH AND WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH.

     Beginning in 2001, our new management team began to implement a strategy to enhance the geographic coverage, market penetration and profitability of our branch network by selling or consolidating underperforming branches and adding branches in more attractive markets. Through September 30, 2003, we sold five branches, consolidated two branches into existing branch offices and added two new branch offices. We intend to sell or consolidate seven additional branches by early 2004. This strategy could result in further divestiture or consolidation of existing branches or purchases of additional branches.

     There can be no assurance we will be able to successfully implement our branch rationalization strategy. If we cannot sell our inefficient branches, we may not be able to increase the profitability of our branch network. Similarly, if we are not able to purchase additional branches in more attractive markets, we may not be able to increase the geographic coverage and market penetration of our branch network. These factors may limit our growth.

     Our ability to successfully grow will depend on a variety of factors including the continued availability of desirable acquisition and business opportunities, the competitive responses from other financial institutions in our market areas and our ability to integrate acquisitions and otherwise manage our growth. While we believe that we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance that growth opportunities will be available or that growth will be successfully managed.

     OUR PROFITABILITY COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO EXPEDITIOUSLY DEPLOY THE CASH RECEIVED IN OUR PROPOSED BRANCH ACQUISITION.

     Our future earnings will be affected by how well we deploy the cash we receive in the branch acquisition. In the branch acquisition, we will assume approximately $360 million in deposits and receive approximately $300 million in cash. It is our intention to reinvest this cash into loans and other investments in our market area as soon as possible consistent with our underwriting standards and asset/liability management policies. Our ability to successfully redeploy these cash proceeds will depend on the continued availability of appropriate lending and investment opportunities. If we are unable to reinvest the cash received into more profitable assets in an expeditious manner, our net interest income would be adversely affected.

     FUTURE CHANGES IN INTEREST RATES MAY REDUCE OUR PROFITS.

     Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between:

     o the interest income we earn on interest-earning assets, such as loans and investment securities; and

     o the interest expense we pay on our interest-bearing liabilities, such as deposits and amounts we borrow.

     If more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining, then our net interest
income   may   be   reduced.   If   more   interest-bearing   liabilities
than interest-earning assets reprice or mature during a time when interest rates are rising, then our net interest income may be reduced. At June 30, 2003, our interest-earning assets maturing or repricing within one year exceeded our interest-bearing liabilities maturing or repricing within one year by $157.1 million. As a result, the yield on our interest-earning assets should adjust to changes in interest rates at a faster rate than the cost of our interest-bearing liabilities and our net interest income may be reduced when interest rates decrease significantly for long periods of time.

     IF WE DO NOT COMPETE SUCCESSFULLY AGAINST OTHER FINANCIAL INSTITUTIONS IN OUR MARKET AREA, OUR PROFITABILITY MAY BE HURT.

     The banking business is highly competitive. In our primary market areas, we compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of our competitors have greater resources and lending limits than we do. Our profitability depends upon our ability to compete in our primary market areas. Our profitability could also be hurt by the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors.

     LOSS OF MEMBERS OF OUR EXECUTIVE TEAM COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

     Our continued success is dependent on the continued service of our executive officers and our directors. The loss of the services of any of our executive officers or directors could have a negative impact on our business because of the loss of their skills and relationships within the banking community, their years of industry experience and the difficulty of finding personnel with similar qualifications.

     THE AMOUNT OF COMMON STOCK HELD BY OUR EXECUTIVE OFFICERS AND DIRECTORS GIVES THEM SIGNIFICANT INFLUENCE OVER THE ELECTION OF OUR BOARD OF DIRECTORS AND OTHER MATTERS THAT REQUIRE STOCKHOLDER APPROVAL.

     A total of _________ shares of our common stock, or _____% of the common stock outstanding, will be beneficially owned by our directors and executive officers following this offering, assuming that the underwriters do not exercise the over-allotment option. Therefore, if they vote together, our directors and executive officers have the ability to exert significant influence over the election of our Board of Directors and other corporate actions requiring stockholder approval, including a tender offer, business combination or other transaction, or, the adoption of proposals made by stockholders. As of September 30, 2003, Bernard A. Brown, Chairman of our Board of Directors, beneficially owned 4,091,294 shares, or 31% of our common stock. Mr. Brown has indicated that he intends to purchase approximately ______ shares in this offering. In addition, all other directors and executive officers, excluding Mr. Brown, have indicated their intention to purchase up to approximately ______ shares in this offering. As a result, stockholders who might desire to participate in a takeover transaction may not have an opportunity to do so. The effect of these provisions could be to limit the trading price potential of our common shares.

     IF WE HAVE FAILED TO PROVIDE AN ADEQUATE ALLOWANCE FOR LOAN LOSSES, THERE COULD BE A SIGNIFICANT NEGATIVE IMPACT ON OUR EARNINGS.

     The risk of loan losses varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value of the collateral for the loan. Based upon factors such as historical experience, an evaluation of economic conditions and a regular review of delinquencies and loan portfolio quality, our management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses. At June 30, 2003, our allowance for loan losses was $16.2 million which represented 1.26% of total loans of and 183.45% of nonperforming loans. If our management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future credit losses, or if the bank regulatory authorities require the Bank to increase its allowance for loan losses, our earnings could be significantly and adversely affected.

     As our loan portfolio has increased, we have increased our allowance for loan losses. Future additions to the allowance in the form of provisions for loan losses may be necessary due to changes in economic conditions or growth of our loan portfolio. As a result of the recent growth in our lending practices, a significant portion of our total loan portfolio may be considered unseasoned. Accordingly, specific payment and loss experience for this portion of the portfolio has not yet been fully established, and there is the potential for additional loan losses.

          SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus (including information included or incorporated by reference into this prospectus) contains forward-looking statements with respect to our financial condition, results of operations and cash flows, plans, objectives, future performance and business. The words "believes," "expects," "anticipates" or similar words are intended to identify forward-looking statements. The forward-looking statements are based on our management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements.

     Factors that may cause our actual results to differ materially from our expectations include the following possibilities in addition to those described in "Risk Factors":

     o    our ability to deploy cash received in the branch acquisition;

     o expected cost savings from past or future acquisitions not being fully realized or not being realized within the expected time frame;

     o earnings following the branch acquisition being lower than expected or costs or difficulties related to the integration of the branches to be acquired being greater than expected;

     o    changes in the securities markets;

     o a significant increase in competitive pressures among depository and other financial institutions;

     o changes in the banking industry including the effects of consolidation resulting from possible mergers of financial institutions.

     o legislative or regulatory changes adversely affecting the businesses in which we and our subsidiaries engage;

     o    changes in the interest rate environment resulting in reduced margins;
          and

     o general economic or business conditions, either nationally or in New Jersey, Delaware or Pennsylvania, being less favorable than expected, which would result in, among other things, a deterioration in credit quality and/or a reduced demand for credit.

                                 USE OF PROCEEDS

     We estimate that the net proceeds from the sale of 1,300,000 shares of our common stock in this offering will be approximately $[_____] million, or approximately $[____] million if the underwriters' over-allotment option is exercised in full. In each case, this assumes a public offering price of $[____] per share, and deductions of estimated offering expenses of $[_____] and underwriting discounts and commissions. We intend to contribute substantially all of the proceeds we receive from this offering to Sun Bank to provide it with capital to support the branch acquisition and any remaining proceeds will be used for general corporate purposes. Sun Bank intends to use the capital for general corporate purposes, primarily to support the branch acquisition.

                  PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

     Our common stock is quoted on the Nasdaq National Market under the 7ymbol "SNBC." The following table sets forth the high and low closing sale prices (adjusted for stock splits and stock dividends) for our common stock on the Nasdaq National Market for the calendar quarters indicated.


                                                         HIGH              LOW
2001
First quarter...................................       $  8.37          $  6.48
Second quarter..................................          9.52             6.78
Third quarter...................................         12.70             9.29
Fourth quarter..................................         10.34             8.57

2002
First quarter...................................        $12.33          $  9.39
Second quarter..................................         14.00            11.97
Third quarter...................................         13.33             9.53
Fourth quarter .................................         13.81            12.12

2003
First quarter...................................        $14.57           $12.86
Second quarter  ................................         19.86            13.24
Third quarter ..................................         23.17            19.17
Fourth quarter (through October 9, 2003)........         24.00            22.18

     On October 9, 2003, the last reported sale price of our common stock reported on the Nasdaq National Market was $23.25 per share. As of that date, there were approximately 369 holders of record of our common stock.

     Historically, we have not paid cash dividends on our common stock. Currently, our Board of Directors does not intend to pay cash dividends, but it may consider such a policy in the future. No decision, however, has been made as to the amount or timing if cash dividends were to be paid. We paid

5% stock dividends on October 30, 1996, June 25, 1997, May 26, 1998, June 21, 1999, June 21, 2000, June 13, 2001, May 23, 2002 and April 21, 2003. We declared three for two common stock splits effected by means of 50% stock dividends paid in September 1997 and March 1998. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including the following:

     o    our financial condition;
     o    our results of operations;
     o    investment opportunities available to us;
     o    capital requirements;
     o    regulatory limitations;
     o    tax considerations;
     o    the amount of net proceeds retained by us; and
     o    general economic conditions.

     We make no assurances, however, that any dividends will be paid or, if payment is made, that dividends will continue to be paid.

     Our ability to pay dividends is dependent upon the ability of Sun Bank to pay dividends to us. Because Sun Bank is a depository institution insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC. In addition, regulations of the Office of the Comptroller of the Currency impose certain minimum capital requirements that affect the amount of cash available for the payment of dividends by the Bank. Under Federal Reserve policy, we are required to maintain adequate regulatory capital and are expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where we might not do so absent such a policy. This policy could have the effect of reducing the amount of dividends we are allowed to declare.

     Although we have not in the past paid cash dividends on our common stock, our ability to do so is subject to our continued payment of interest that we owe on our junior subordinated debentures. As of June 30, 2003, we have $59.3 million of junior subordinated debentures outstanding. We have the right to defer payment of interest on the junior subordinated debentures for a period not exceeding 20 consecutive quarters. If we defer interest payments on the junior subordinated debentures, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the junior subordinated debentures.

     At June 30, 2003, under applicable regulations, the amount available to be paid as dividends from Sun Bank to Sun Bancorp without prior regulatory approval was $12.1 million.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2003. Our capitalization is presented on a historical basis and on a pro forma basis as if the offering had been completed as of June 30, 2003 and, assuming:

     o the estimated net proceeds to us from the issuance of the shares of common stock in this offering at an assumed public offering price of $______ per share after deducting underwriting discounts, commissions and estimated offering expenses payable by us in this offering;

     o    the underwriters' over-allotment option is not exercised;
     o    the effect of the branch acquisition; and
     o    the contribution of the net proceeds to Sun Bank.

     The following data should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 2003.

                                                                                        AS ADJUSTED TO
                                                                                           REFLECT
                                                                         AS ADJUSTED     OFFERING AND
                                                                         TO REFLECT        BRANCH
                                                                 ACTUAL   OFFERING       ACQUISITION
                                                                 ------  ----------      -----------
                                                                       (DOLLARS IN THOUSANDS)
    LONG-TERM BORROWINGS:
    Guaranteed preferred beneficial interest in
      subordinated debt..............................           $ 59,274    $ 59,274         $

    SHAREHOLDERS' EQUITY:
    Preferred stock $1 par value, 1,000,000
      shares authorized, none issued.................                 --           -
    Common stock $1 par value - 25,000,000
      shares authorized; 11,855,241 issued
      and 13,155,241 as adjusted.....................             11,855
    Surplus..........................................            122,958
    Retained earnings................................             13,611      13,611
    Accumulated other comprehensive income...........              8,772       8,772
    Treasury stock at cost, 90,562 shares............             (1,046)     (1,046)
                                                                --------    --------         --------

       Total shareholders' equity....................            156,150
                                                                --------    ---------        --------
       Total capitalization..........................           $           $                $
                                                                ========    =========        ========

    SUN BANCORP CAPITAL RATIOS:
    Tier 1 risk-based capital ratio..................              10.27%
    Total risk-based capital ratio...................              11.99
    Leverage ratio...................................               7.25

    SUN BANK CAPITAL RATIOS:
    Tier 1 risk-based capital ratio..................              10.15
    Total risk-based capital ratio...................              11.22
    Leverage ratio...................................               7.24

                                   MANAGEMENT

     The following table sets forth information with respect to our directors and certain of our executive officers, including their names, ages, positions with us and the years they first became directors or executive officers of Sun Bancorp or Sun Bank.

                                                                                        YEAR FIRST
                                                                                        ELECTED OR
NAME                         AGE(1)             POSITIONS WITH SUN BANCORP             APPOINTED(2)
----                         ------             --------------------------             ------------

Bernard A. Brown(3)            79    Chairman of the Board and Director                    1985

Thomas A. Bracken              56    President, CEO and Director                           2001

Dan A. Chila                   55    Executive Vice President  and CFO                     2000

John P. Neary                  61    Executive Vice President of the Bank                  2001

Bart A. Speziali               53    Executive Vice President of the Bank                  1992

A. Bruce Dansbury              50    Executive Vice President of the Bank                  2001

Christopher P. Warren          46    Executive Vice President of the Bank                  2003

Ike Brown(3)                   49    Director                                              1998

Jeffrey S. Brown(3)            44    Director                                              1999

Sidney R. Brown(3)             46    Vice Chairman, Treasurer, Secretary and Director      1990

Peter Galetto, Jr.             49    Director                                              1990

Linwood C. Gerber              62    Director                                              1985

Douglas J. Heun                57    Director                                              1997

Anne E. Koons(3)               51    Director                                              1990

Vito J. Marseglia              77    Director                                              1985

Alfonse M. Mattia              61    Director                                              2001

Audrey S. Oswell               46    Director                                              2003

George A. Pruitt               57    Director                                              2001

Anthony Russo, III             61    Director                                              1985

Edward H. Salmon               61    Director                                              1997

John D. Wallace                70    Director                                              2001

_____________
(1)  At September 30, 2003.
(2) For directors, refers to the year such individual became a director of Sun Bancorp or Sun Bank. For officers, refers to the year such individual joined Sun Bancorp or Sun Bank.
(3) Ike Brown, Jeffrey S. Brown, Sidney R. Brown and Anne E. Koons are the children of Bernard A. Brown.

     The principal occupation of each director and executive officer of Sun Bancorp and Sun Bank is set forth below. All directors and executive officers have held their present positions for five years unless otherwise stated.

     Bernard A. Brown has been Chairman of the Board of Directors of Sun Bancorp since its inception in January 1985, as well as Chairman of the Board of Directors of the Bank. Mr. Brown is also the Chairman of the Board of Directors and President of NFI Industries, Inc., a trucking conglomerate headquartered in Vineland, New Jersey. He also has several real estate companies with extensive holdings.

     Thomas A. Bracken joined Sun Bancorp as President and Chief Executive Officer in February 2001 and is also a director of Sun Bancorp. Mr. Bracken also serves as the President and Chief Executive Officer of the Bank and is also a director of the Bank. Prior to joining Sun Bancorp, Mr. Bracken was the Executive Director of the Public Sector Group of First Union National Bank. He has over 30 years of banking experience in New Jersey and extensive involvement in civic and non-profit organizations. Mr. Bracken began his banking career in 1969 at New Jersey National Bank. In 1993, he became President and CEO of New Jersey National Bank. When New Jersey National Bank merged with CoreStates Bank, N.A., Mr. Bracken was named President of the New Jersey Market. In 1998, CoreStates merged with First Union National Bank and Mr. Bracken became Executive Vice President and head of Commercial and Government Banking for New Jersey, New York, and Connecticut until his appointment in May 2000 to head the Public Sector Group.

     Dan A. Chila joined Sun Bancorp in April 2000 as the Executive Vice President and Chief Financial Officer. He is also an executive officer of the Bank. He has over 28 years of banking experience and is a Certified Public Accountant. Prior to joining Sun Bancorp, Mr. Chila was Senior Vice President and Chief Financial Officer of Peoples Bancorp, Lawrenceville, New Jersey. Prior to that, Mr. Chila was a Senior Vice President in the Financial Division of CoreStates Financial Corporation where he held positions of CFO at several CoreStates banking subsidiaries and Business Divisions. Mr. Chila is a member of the American Institute of Certified Public Accountants, the New Jersey Society of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants. He is also a member of the President's Advisory Council of LaSalle University.

     John P. Neary joined the Bank in January 2001 and serves as Executive Vice President of Community Banking and his responsibilities include the branch network, bank operations, small business, consumer and mortgage lending as well as Corporate Communications & Marketing. Mr. Neary has over 30 years of financial services experience. Prior to joining the Bank, Mr. Neary was a principal of the Trilenium Group, a consulting firm, from 1998 to January 2001. Prior to that he held executive positions with CoreStates Financial Corp., CoreStates New Jersey National Bank and Manufacturers Hanover Financial Services and First Pennsylvania Corp. Mr. Neary serves as chairman of the board of the Thomas Edison State College Foundation and is a member of the board of the Atlantic City Chamber of Commerce and the South Jersey Chamber of Commerce.

     Bart A. Speziali has been with the Bank since 1992 and serves as Senior Lending Officer and Executive Vice President of Commercial Banking. Mr. Speziali has over 25 years of banking experience in the New Jersey marketplace. He serves on the Board of Cumberland Cape Atlantic YMCA and is a past president. Mr. Speziali also serves on the Neighborhood Empowerment Council on Housing for the City of Vineland and is a trustee for the Southern New Jersey Development Council and is a member of their Economic Development Committee.

     A. Bruce Dansbury joined the Bank in April 2001 and serves as Chief Credit Policy Officer and Executive Vice President of Business Banking. Mr. Dansbury has over 25 years of banking experience in New Jersey and prior to joining the Bank held the title of Business Bank Executive for First Union National Bank. His professional affiliations and activities include: director and past president, Trenton

Downtown Association; member of Rutgers University Executive Advisory Council; Rider University Business Advisory Board; director Mercer County Chamber of Commerce and member of the Langhorne Athletic Association.

     Christopher P. Warren joined the Bank in June 2003 and serves as Executive Vice President, Business Banking. Mr. Warren has over 20 years of business banking and customer relationship management and, prior to joining the Bank, held the title of Manager of the Business Banking Group for First Union. From 1990 to 1993, Mr. Warren was Managing Director of PNB Australia Ltd, a merchant banking subsidiary of First Union. Mr. Warren is actively involved in business and community organizations in southern New Jersey. He currently serves as a member of the Board of Directors of the Chamber of Commerce of Southern New Jersey; Secretary for the Southern New Jersey Performing Arts Center; a Trustee with Virtua/West Jersey Hospital Foundation; and a Trustee with the Greater Camden Partnership. He also serves on the Rutgers-Camden School of Business Executive Advisory Board.

     Ike Brown has been a director of Sun Bancorp since March 1998. He is also a director of the Bank. Mr. Brown is Vice Chairman and director of NFI Industries, Inc. and is one of the general partners of The Four B's, a partnership which has extensive real estate holdings in the Eastern United States and which primarily engages in investment in, and the consequent development of, commercial real estate, leasing and/or sale. Mr. Brown is currently an officer and director of several other corporations and partnerships in the transportation, equipment leasing, insurance, warehousing and real estate industries.

     Jeffrey S. Brown has been a director of Sun Bancorp since April 1999. He is also a director of the Bank. Mr. Brown is Vice Chairman of NFI, a comprehensive provider of freight transportation, warehousing, third party logistics, contract manufacturing and real estate development. He is also President & Chief Operating Officer of National Freight, one of the top transportation companies in the industry. Mr. Brown is one of the general partners of The Four B's, a partnership with extensive holdings primarily in the Eastern United States. He is also an officer and director of several other corporations and partnerships in the transportation, equipment leasing, insurance, warehousing and real estate industries.

     Sidney R. Brown is Vice Chairman of the Board of Directors of Sun Bancorp and had served as a director, treasurer and secretary since 1990. He is also a director of the Bank. Mr. Brown is the chief executive officer of NFI, Inc., its subsidiaries and affiliates. NFI has a national scope servicing its customers' transportation, leasing, distribution, warehousing and third party logistics. Mr. Brown is a general partner of various real estate companies having extensive holdings with emphasis on development and management of commercial and industrial real estate.

     Peter Galetto, Jr. has been a director of Sun Bancorp since April 1990. He is also a director of the Bank. Mr. Galetto also served as the Secretary of Sun Bancorp from April 1990 to March 1997. Mr. Galetto is the President of Stanker & Galetto, Inc., an industrial building contractor located in Vineland, New Jersey. He is the Secretary/Treasurer of Tri Mark Building Contractors, Inc. Mr. Galetto is also an officer and director of several other corporations and organizations.

     Linwood C. Gerber has been a director of Sun Bancorp since May 2002. He is also a director of the Bank and was one of its founding directors in 1985. Mr. Gerber is President of L & L Redi-Mix, Inc., a concrete and construction supply business which he started in 1969. Mr. Gerber is also president of several other companies involved in real estate holdings, equipment rental and development. He is also the managing partner in Paxxon Healthcare Services.

     Douglas J. Heun has been a director of Sun Bancorp since May 2002. He has also been a director of the Bank since 1997. Mr. Heun is a certified public accountant and a founding partner of Tracey Heun Brennan & Co., an accounting and consulting firm in Southern New Jersey. He is licensed by the AICPA as an accredited business valuator (ABV), and is a licensed Certified Financial Planner (CFP) and Personal Financial Specialist (PFS). In addition to his membership in the AICPA, he is also a member of the New Jersey Society of CPAs. He is President of the Stone Harbor Lions Home for the Blind, Vice President of the Helen L. Diller Vacation Home for Blind Children, Member of the Board of Trustees for the Richard Stockton College of New Jersey Foundation, Committee Member of The Stainton Society, Member of the Board of Directors of Mar-Vel Underwater Equipment, Inc. and is the Treasurer of the Friends of Cape May Jazz, Inc.

     Anne E. Koons has been a director of Sun Bancorp since April 1990. She is also a director of the Bank. Ms. Koons is a real estate agent with Prudential Fox & Roach. Ms. Koons is a member of the Cooper Hospital University Foundation Board. She is also an officer and director of several other companies.

     Vito J. Marseglia has been a director of Sun Bancorp since May 2002. He is also a director of the Bank and was one of its founding directors in 1985. Mr. Marseglia is owner and president of Bristol Tank & Welding Co., Inc. since its inception in 1949.

     Alfonse M. Mattia has been a director of Sun Bancorp since May 2001. He is also a director of the Bank. Mr. Mattia is a Certified Public Accountant and a founding partner of Amper, Politziner & Mattia, a regional accounting and consulting firm with offices in New Jersey and New York. He served as Co-Chairman of the Rutgers University Family Business Forum and has served as a member of "The Group of 100," a national group formed by the American Institute of Certified Public Accountants to protect the public interest and position the accounting profession for the future. Mr. Mattia is also a member of the AICPA, the New Jersey Society of CPAs and the Harvard Business School Club of New York. He is also a board member at several other corporations.

     Audrey S. Oswell became a director of Sun Bancorp at our 2003 annual meeting. Ms. Oswell was appointed President and Chief Operating Officer at Resorts Atlantic City in February 2000. In October 2002, she was named Chief Executive Officer of Resorts Atlantic City. Prior to accepting this position, Ms. Oswell served as President and Chief Operating Officer of Caesars Atlantic City which also included responsibility for the Sheraton Atlantic City Convention Center Hotel and the management of Dover Downs Slots. She holds a Masters of Business Administration degree in Marketing from Drexel University and a Bachelor of Arts degree from Temple University. Ms. Oswell also serves on the Board of The Miss America Organization and the Jewish Community Center of Atlantic County. She is a Trustee of the Atlantic County Special Services School District and serves on the Business Advisory Council for the Federal Reserve Bank of Philadelphia.

     George A. Pruitt has been a director of Sun Bancorp since May 2002. He has also been a director of the Bank since 2001. Dr. Pruitt has been President of Thomas Edison State College since 1982. He is a member, and Past Board Chairman, of the Mercer County Chamber of Commerce, Trenton, NJ; and is a member of the National Advisory Committee on Institutional Quality and Integrity, United
States Department of Education. He sits on the Boards of Directors of Rider University, Lawrenceville, NJ; Structured Employment Economic Development
Corporation, New York, NY; and the Union Institute, Cincinnati, OH. He is a former director of the Trenton Savings Bank. He has served in an advisory capacity to three Secretaries of Education. He is the recipient of three honorary degrees in addition to numerous awards, honors and commendations. In a study of presidential leadership funded by the Exxon

Education Foundation, Dr. Pruitt was identified as one of the most effective college presidents in the United States.

     Anthony Russo, III has been a director of Sun Bancorp since May 2002. Mr. Russo is also a director of the Bank and was one of its founding directors in 1985. He is a lifetime resident of Tabernacle, NJ, where he is President of Russo's Fruit & Vegetable Farm & Greenhouses, Inc., a 400 acre fruit and vegetable, greenhouse, wholesale and retail operation that has been in business for over 60 years. Mr. Russo is President of the Tabernacle Co-Operative Growers Association, serves on the Board of Directors of the Trenton Farmers Market Growers Cooperative and is actively involved in New Jersey Farm Bureau and New Jersey Department of Agriculture activities.

     Edward H. Salmon has been a director of Sun Bancorp since May 2002. He has also been a director of the Bank since 1997. For 27 years, Dr. Salmon served as a teacher, coach and school administrator in the Millville Public School System. In addition, he has over 25 years of public service as the Mayor of Millville, Freeholder Director of Cumberland County, New Jersey State Legislator, and a member of the Governor's Cabinet serving as President of the New Jersey Board of Public Utilities. As a State Utilities Regulator, Dr. Salmon served as Vice President of the National Association of Regulatory Utility Commissioners, Trustee of the National Regulatory Research Institute, President of the Great Lakes Conference (16 States) and on the Board of Directors for the National Society of Rate of Return Analysts. Dr. Salmon formerly served as Vice Chairman of AUS, Inc. and President/CEO of AUS Consultants. Currently, Dr. Salmon is Chairman of Salmon Ventures Limited, a company providing national consulting to utilities, industry, business, education and government.

     John D. Wallace has been a director of Sun Bancorp since May 2001. He is also a director of the Bank. Mr. Wallace retired in 1993 as the Chairman and CEO of CoreStates New Jersey National Bank. He is a member of the Board and Treasurer of The McCarter Theater, is a Trustee of the Medical Center at Princeton Foundation and serves on the Board of Princeton Day School and Trinity Counseling Service. He is also a member of the First Union Regional Foundation Board and is a Director Emeritus of the Greater Mercer County Chamber of Commerce.

                         DESCRIPTION OF OUR COMMON STOCK

     In this section, we describe the material features and rights of our common stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, our Bylaws, each of which is included as an exhibit to the registration statement of which this prospectus is a part, and to applicable New Jersey laws.

GENERAL

     Our authorized capital stock consists of 26,000,000 shares of which 25,000,000 are to be shares of common stock, $1.00 par value per share, and 1,000,000 are to be shares of serial preferred stock, $1.00 par value per share. As of June 30, 2003, there were 11,764,679 shares of common stock issued and outstanding. In addition, as of June 30, 2003, there were options outstanding under our stock option plans to purchase an aggregate of 2,740,987 shares of common stock at a weighted average exercise price of $10.20 per share. Our shares of common stock are traded on The Nasdaq National Market under the symbol "SNBC".

Holders of our common stock are entitled to:

o    one vote for each common share held;

o receive dividends if and when declared by our board of directors from funds legally available therefor (see "Price Range of our Common Stock and Dividends" beginning on page 11); and

o share ratably in our net assets, legally available to our shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment.

Holders of our common stock have no preemptive, subscription, redemption, conversion or cumulative voting rights. Our outstanding common stock is fully paid and nonassessable.

ANTI-TAKEOVER EFFECTS OF NEW JERSEY LAW AND OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND BYLAWS

     There are provisions in New Jersey law and our amended and restated certificate of incorporation and bylaws that could discourage potential takeover attempts and make attempts by shareholders to change our board of directors and management more difficult.

     Removal of Directors. Any director, or the entire board of directors, may be removed at any time by the shareholders, with or without cause, but only by the affirmative vote of at least a majority of the outstanding shares of capital stock entitled to vote generally in the election of directors. The effect of these provisions may be to deter hostile takeovers, to enhance the ability of current management to remain in control of Sun Bancorp, and generally to make more difficult the acquisition of a controlling interest in Sun Bancorp.

     Supermajority Vote Requirements. An amendment to our amended and restated certificate of incorporation and bylaws requires a vote of not less than 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors. These provisions could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through charter and bylaw amendments is an important element of the takeover strategy of the acquirer.

     As of September 30, 2003, our directors and executive officers possessed sole or shared voting power with respect to approximately [___]% of our outstanding common stock. The share ownership of our current directors and executive officers as of September 30, 2003 will represent approximately [___]% of our outstanding common stock after the completion of this offering. In addition, as of September 30, 2003, directors and executive officers had the right to acquire an additional 1,952,384 shares of common stock under options that are presently exercisable. Consequently, the directors and executive officers, should they act together, possess sufficient voting power to significantly affect the vote on, and perhaps prevent, amendments to our amended and restated certificate of incorporation and bylaws and certain transactions that you might like, including certain business combinations.

     Transactions with Interested Shareholders. Our amended and restated certificate of incorporation and the New Jersey Shareholder Protection Act limit our ability to enter into business combination transactions with any interested shareholder for five years following the interested shareholder's stock acquisition date, unless the board of directors approves the business combination prior to the interested shareholder's stock acquisition date.

     An interested shareholder includes:

     o a beneficial owner, directly or indirectly, of 10% or more of our outstanding voting stock;

     o an affiliate or associate of Sun Bancorp who, at any time within the five years prior to the date in question was a beneficial owner, directly or indirectly, of 10% or more of the outstanding voting stock; or

     o an assignee of, or a person who has succeeded to, any shares of voting stock which within the two years prior to the date in question were beneficially owned by any interested shareholder, if the assignment or succession occurred in a transaction not involving a public offering.

     In addition, we may not enter into a business combination with an interested shareholder at any time, unless one of the following three conditions is met:

     o the board of directors approves the business combination prior to the interested shareholder's stock acquisition date and the shareholders thereafter approve the transaction in accordance with applicable law;

     o the business combination is approved by the affirmative vote of the holders of at least 80% of the outstanding voting stock; or

     o the common shareholders and any preferred shareholders receive a fair price in cash as determined by the amended and restated certificate of incorporation and, prior to the business combination completion date, the interested shareholder has not become a beneficial owner of any additional shares of stock of the corporation except through the limited circumstances provided in the amended and restated certificate of incorporation.

     These provisions of our amended and restated certificate of incorporation and the New Jersey Shareholder Protection Act and the significant voting control held by our officers and directors could discourage potential takeover attempts.

TRANSFER AGENT

     SunTrust Bank serves as the transfer agent for our common stock. Its address is P.O. Box 4625, Atlanta, Georgia 30302 and its telephone number is
(800) 568-3476.

                                  UNDERWRITING

     We and Sandler O'Neill & Partners, L.P. have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, Sandler O'Neill has agreed to purchase the shares of common stock being offered.

     The underwriting agreement provides that Sandler O'Neill is obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those covered by the over-allotment option described below.

     We have granted Sandler O'Neill an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 195,000 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. To the extent that Sandler O'Neill exercises their option, Sandler O'Neill will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase such additional shares. We will be obligated to sell these shares of common stock to Sandler O'Neill to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.

     Sandler O'Neill proposes to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $0.__ per share. Sandler O'Neill may allow and the dealers may reallow a concession not in excess of $0.__ per share on sales to other dealers. After the public offering of the common stock, Sandler O'Neill may change the offering price and other selling terms.

     The following table shows the per share and total underwriting discounts and commissions that we will pay to Sandler O'Neill and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase additional common stock.

                                                              PER            WITHOUT                 WITH
                                                             SHARE        OVER-ALLOTMENT        OVER-ALLOTMENT
                                                             -----        --------------        --------------

Public offering price..................................     $               $                   $

Underwriting discounts and commissions.................

Proceeds, before expenses, to us.......................

     The  total  expenses  of  the  offering,   exclusive  of  the  underwriting
discounts, are estimated at $________ and are payable to us.

     The common stock is being offered by Sandler O'Neill, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for Sandler O'Neill and other conditions. Sandler O'Neill reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

     We, and each of our directors and executive officers, have agreed, for a period of ____ days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common stock or securities convertible into, exchangeable or exercisable for any shares of common stock or warrants or other rights to purchase our common stock or other similar securities without, in each case, the prior written consent of Sandler O'Neill. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

     We have agreed to indemnify Sandler O'Neill and persons who control Sandler O'Neill against liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that Sandler O'Neill may be required to make for these liabilities.

     In connection with this offering, Sandler O'Neill may engage in stablizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

o Stablizing transactions permit bids to purchase common stock so long as the stablizing bids do not exceed a specified maximum.

o Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

o Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

o Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

     These stablizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, the underwriters and any selling group members who are qualified market makers on The Nasdaq National Market may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur during the business day before the pricing of our offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

     Certain officers and directors have indicated an intent to participate in the offering through the purchase of approximately ______ shares of our common stock in the aggregate. Under NASD Rule 2110(d) such participation is permitted where a specific portion of the offering is directed for sale to officers and directors by the issuer. In addition, pursuant to NASD Rule 2110(d), officers and directors who purchase shares will be prohibited from sale, transfer, assignment, pledge or hypothecation of the common stock for a three-month period following the closing date of the public offering.

     Sandler O'Neill has provided, and may continue to provide, financial advisory or investment banking services to us.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Malizia Spidi & Fisch, PC, Washington, D.C. Certain legal matters will be passed upon for the underwriters by Thacher Proffitt & Wood LLP, Washington, D.C.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference from Sun Bancorp's Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in Sun Bancorp's method of accounting for goodwill), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. Our filings are also available to the public on the SEC's website on the Internet at http://www.sec.gov and are also available on our website at http://www.sunnb.com.

         We have filed with the SEC a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and the shares of common stock offered by this prospectus, please refer to the registration statement and its exhibits and to the documents incorporated by reference into the registration statement. You may obtain a copy of the registration statement through the public reference facilities of the SEC described above. You may also access a copy of the registration statement by means of the SEC's website at http://www.sec.gov.
------------------

                       DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference documents that we have filed with the SEC. This means that we can disclose important information to you by referring to those documents, and the information in those documents is considered to be part of this prospectus. Documents that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

(1)  Sun Bancorp's  Annual  Report on Form 10-K for the year ended  December 31,
     2002;
(2) Sun Bancorp's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2003 and June 30, 2003;
(3) Sun Bancorp's Current Reports on Form 8-K filed with the Commission on July 23 and September 4, 2003;
(4)  Sun Bancorp's  Registration  Statement on Form 10 declared effective by the
     SEC in August 1996 and any amendment or report filed for the purpose of updating such description; and
(5)  All  reports  and other  documents  Sun  Bancorp  files  with the SEC under
     Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering.

     We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information incorporated by reference in the prospectus but not delivered with the prospectus. You may request this information, at no cost, by writing or calling us at:

                                Sun Bancorp, Inc.
                                226 Landis Avenue
                           Vineland, New Jersey 08360
                         Attention: Corporate Secretary
                            Telephone: (856) 691-7700

================================================================================





                                 1,300,000 SHARES


                                     [LOGO]


                                SUN BANCORP, INC.


                                  COMMON STOCK




                                 ---------------

                                   PROSPECTUS

                                 ---------------








                        SANDLER O'NEILL & PARTNERS, L.P.




                               ____________, 2003


================================================================================

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.          Other Expenses of Issuance and Distribution

         Registration Fees....................................     $           *
         Legal Services.......................................                 *
         Printing Costs.......................................                 *
         Nasdaq Listing Fees..................................                 *
         Accounting Fees......................................                 *
         Miscellaneous........................................                 *
                                                                   -------------
                TOTAL.........................................     $           *
                                                                   =============

         *        To be filed by amendment


Item 15.          Indemnification of Directors and Officers.

         Section 14A:3-5 of the New Jersey Business Corporation Law ("BCL") provides that an officer, director, employee or agent may be indemnified by the Company against expenses and liabilities actually and reasonably incurred in connection with any threatened, pending or completed "proceeding" (including civil, criminal, administrative or investigative proceedings or arbitrative action) in which such person is involved by reason of such person's position with the Company, provided that a determination has been made (by the Board of Directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to such proceeding, or by independent legal counsel in a written opinion, or by the shareholders) that such person acted in good faith and in a manner that such person reasonably believes to be in, or not opposed to, the best interests of the Company. Such person may not be indemnified if the person has been adjudged to be in breach of his duty of loyalty to the corporation or its shareholders, or if his/her conduct were determined not to be in good faith or to have involved a knowing violation of law, or to have resulted in receipt by the officer, director, employee or agent of an improper personal benefit.

         Provisions regarding indemnification of directors, officers, employees or agents of the Company are contained in Article VI of the Company's Amended and Restated Bylaws.

         Under a directors' and officers' liability insurance policy, directors and officers of the Company are insured against certain liabilities, including certain liabilities under the Securities Act, as amended.

Item 16.          Exhibits:

                  The exhibits filed as part of this Registration Statement are as follows:

                  1        Form of Underwriting Agreement
                  3.1      Amended and Restated Certificate of Incorporation
                  3.2      Amended and Restated Bylaws
                  5        Opinion of Malizia Spidi & Fisch, PC
                  23.1     Consent of Deloitte & Touche LLP
                  23.2     Consent of Malizia Spidi & Fisch, PC (included in
                             Exhibit 5)


Item 17. Undertakings

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vineland, State of New Jersey, on October 9, 2003.

                                           SUN BANCORP, INC.


                                   By:     /s/Thomas A. Bracken
                                           -------------------------------------
                                           Thomas A. Bracken
                                           President and Chief Executive Officer
                                           (Duly Authorized Representative)

         We, the undersigned directors and officers of Sun Bancorp, Inc., do hereby severally constitute and appoint Thomas A. Bracken and Dan A. Chila our true and lawful attorneys and agents, to do any and all things and acts in our names in the capacities indicated below and to execute all instruments for us and in our names in the capacities indicated below which said Thomas A. Bracken and Dan A. Chila may deem necessary or advisable to enable Sun Bancorp, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement on Form S-3, including specifically, but not limited to, power and authority to sign for us or any of us, in our names in the capacities indicated below, the Registration Statement and any and all amendments (including post-effective amendments) thereto and any related registration statement to be filed under Rule 462; and we hereby ratify and confirm all that Thomas A. Bracken and Dan A. Chila do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on October 9, 2003.


/s/Thomas A. Bracken                                          /s/Bernard A. Brown
-----------------------------------------------               ----------------------------------
Thomas A. Bracken                                             Bernard A. Brown
President, Chief Executive Officer and Director               Chairman of the Board and Director
(Principal Executive Officer)

/s/Sidney R. Brown                                            /s/Ike Brown
-----------------------------------------------               ----------------------------------
Sidney R. Brown                                               Ike Brown
Vice Chairman, Treasurer and Secretary and                    Director
Director

/s/Jeffrey S. Brown                                           /s/Peter Galetto, Jr.
-----------------------------------------------               ----------------------------------
Jeffrey S. Brown                                              Peter Galetto, Jr.
Director                                                      Director

/s/Linwood C. Gerber                                          /s/Douglas J. Heun
-----------------------------------------------               ----------------------------------
Linwood C. Gerber                                             Douglas J. Heun
Director                                                      Director

/s/Anne E. Koons                                              /s/Vito J. Marseglia
-----------------------------------------------               ----------------------------------
Anne E. Koons                                                 Vito J. Marseglia
Director                                                      Director


                                      II-3




-----------------------------------------------               ----------------------------------
Alfonse M. Mattia                                             Audrey S. Oswell
Director                                                      Director

/s/George A. Pruitt                                           /s/Anthony Russo, III
-----------------------------------------------               ----------------------------------
George A. Pruitt                                              Anthony Russo, III
Director                                                      Director

/s/Edward H. Salmon
-----------------------------------------------               ----------------------------------
Edward H. Salmon                                              John D. Wallace
Director                                                      Director

/s/Dan A. Chila
-----------------------------------------------
Dan A. Chila
Executive Vice President and Chief Financial
Officer (Principal Financial and Accounting
Officer)

                                      II-4